GMAC RFC

Distribution Information	Deal Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail   *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary   *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
Provisions and Derivative Amounts   *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

Deal Name:	Residential Accredit Loans Inc, 2006-QS8
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	07/28/2006
First Distribution Date:	08/25/2006
Determination Date:	11/21/2006
Distribution Date:	11/27/2006
Record Date:	
Book-Entry:	11/22/2006
Definitive:	10/31/2006
Variable Book Entry:	11/22/2006
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Rona Hsu
Telephone:	818-260-1508
Pool(s) :	40373

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS8
November 27, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75115AAA9	315,600,000.00	315,600,000.00	6.00000000	0.00	1,578,000.00	1,578,000.00	0.00	0.00	0.00	315,600,000.00
A-2	75115AAB7	101,000,000.00	101,000,000.00	6.00000000	0.00	505,000.00	505,000.00	0.00	0.00	0.00	101,000,000.00
A-3	75115AAC5	135,064,000.00	135,064,000.00	6.00000000	0.00	675,320.00	675,320.00	0.00	0.00	0.00	135,064,000.00
A-4	75115AAD3	348,750,000.00	313,710,577.98	5.77000000	21,610,566.79	1,508,425.03	23,118,991.82	0.00	0.00	0.00	292,100,011.19
A-5	75115AAE1	348,750,000.00 [1]	313,710,577.98 [1]	0.23000000	0.00	60,127.86	60,127.86	0.00	0.00	0.00	292,100,011.19 [1]
A-P	75115AAF8	702,754.04	697,637.70	0.00000000	706.47	0.00	706.47	0.00	0.00	0.00	696,931.23
A-V	75115AAG6	996,346,144.66 [1]	931,134,193.74 [1]	0.84642912	0.00	656,782.58	656,782.58	0.00	0.00	0.00	909,490,738.36 [1]
R-I	75115AAH4	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	75115AAJ0	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	75115AAK7	34,789,200.00	34,700,019.20	6.00000000	17,163.94	173,500.10	190,664.04	0.00	0.00	0.00	34,682,855.26
M-2	75115AAL5	10,146,700.00	10,120,689.32	6.00000000	5,006.08	50,603.45	55,609.53	0.00	0.00	0.00	10,115,683.24
M-3	75115AAM3	7,730,700.00	7,710,882.64	6.00000000	3,814.09	38,554.41	42,368.50	0.00	0.00	0.00	7,707,068.55
B-1	75115AAN1	4,831,800.00	4,819,413.86	6.00000000	2,383.86	24,097.07	26,480.93	0.00	0.00	0.00	4,817,030.00
B-2	75115AAP6	3,865,400.00	3,855,491.19	6.00000000	1,907.07	19,277.46	21,184.53	0.00	0.00	0.00	3,853,584.12
B-3	75115AAQ4	3,865,390.62	3,855,481.84	6.00000000	1,907.07	19,277.41	21,184.48	0.00	0.00	0.00	3,853,574.77
Deal Totals		**966,346,144.66**	**931,134,193.73**		**21,643,455.37**	**5,308,965.37**	**26,952,420.74**	**0.00**	**0.00**	**0.00**	**909,490,738.36**

[1].Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS8
November 27, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75115AAA9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	75115AAB7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-3	75115AAC5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	75115AAD3	899.52853901	61.96578291	4.32523306	66.29101597	0.00000000	0.00000000	837.56275610
A-5	75115AAE1	899.52853901	0.00000000	0.17240963	0.17240963	0.00000000	0.00000000	837.56275610
A-P	75115AAF8	992.71958650	1.00528771	0.00000000	1.00528771	0.00000000	0.00000000	991.71429879
A-V	75115AAG6	934.54890023	0.00000000	0.65919117	0.65919117	0.00000000	0.00000000	912.82607278
R-I	75115AAH4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	75115AAJ0	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	75115AAK7	997.43653778	0.49336978	4.98718280	5.48055259	0.00000000	0.00000000	996.94316799
M-2	75115AAL5	997.43653799	0.49337026	4.98718303	5.48055328	0.00000000	0.00000000	996.94316773
M-3	75115AAM3	997.43653744	0.49336929	4.98718227	5.48055157	0.00000000	0.00000000	996.94316815
B-1	75115AAN1	997.43653711	0.49336893	4.98718283	5.48055176	0.00000000	0.00000000	996.94316818
B-2	75115AAP6	997.43653697	0.49336938	4.98718373	5.48055311	0.00000000	0.00000000	996.94316759
B-3	75115AAQ4	997.43653851	0.49337058	4.98718290	5.48055348	0.00000000	0.00000000	996.94316793

Deal Factor :	94.11645541%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2006	10/31/2006	30/360	315,600,000.00	6.00000000	1,578,000.00	0.00	0.00	0.00	0.00	1,578,000.00	0.00
A-2	10/01/2006	10/31/2006	30/360	101,000,000.00	6.00000000	505,000.00	0.00	0.00	0.00	0.00	505,000.00	0.00
A-3	10/01/2006	10/31/2006	30/360	135,064,000.00	6.00000000	675,320.00	0.00	0.00	0.00	0.00	675,320.00	0.00
A-4	10/25/2006	11/24/2006	30/360	313,710,577.98	5.77000000	1,508,425.03	0.00	0.00	0.00	0.00	1,508,425.03	0.00
A-5	10/25/2006	11/24/2006	30/360	313,710,577.98 [1]	0.23000000	60,127.86	0.00	0.00	0.00	0.00	60,127.86	0.00
A-V	10/01/2006	10/31/2006	30/360	931,134,193.74 [1]	0.84642912	656,782.58	0.00	0.00	0.00	0.00	656,782.58	0.00
M-1	10/01/2006	10/31/2006	30/360	34,700,019.20	6.00000000	173,500.10	0.00	0.00	0.00	0.00	173,500.10	0.00
M-2	10/01/2006	10/31/2006	30/360	10,120,689.32	6.00000000	50,603.45	0.00	0.00	0.00	0.00	50,603.45	0.00
M-3	10/01/2006	10/31/2006	30/360	7,710,882.64	6.00000000	38,554.41	0.00	0.00	0.00	0.00	38,554.41	0.00
B-1	10/01/2006	10/31/2006	30/360	4,819,413.86	6.00000000	24,097.07	0.00	0.00	0.00	0.00	24,097.07	0.00
B-2	10/01/2006	10/31/2006	30/360	3,855,491.19	6.00000000	19,277.46	0.00	0.00	0.00	0.00	19,277.46	0.00
B-3	10/01/2006	10/31/2006	30/360	3,855,481.84	6.00000000	19,277.41	0.00	0.00	0.00	0.00	19,277.41	0.00
Deal Totals				**930,436,556.03**		**5,308,965.37**	**0.00**	**0.00**	**0.00**	**0.00**	**5,308,965.37**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-4, A-5

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**25,631.27**	**25,631.27**	**0.00**	**0**	**0.00**	**196,184.78**	**40,187.44**	**204,555.11**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	4,266	4,142	N/A	597	74	0	0	0	4,068
	Balance/Amount	966,346,144.66	931,134,193.74	460,869.66	915,414.68	20,267,171.04	N/A	0.00	0.00	909,490,738.36

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.17399196	7.16595735	354.03	353.85	6.84193371	6.83405798	6.84193371	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	24.14%	17.66%			16.14%

GMAC RFC

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,935	879,081,636.15	0	0.00	0	0.00	0	0.00	0.00	3,935	879,081,636.15
30 days	92	19,509,291.30	0	0.00	0	0.00	0	0.00	0.00	92	19,509,291.30
60 days	27	6,732,051.18	0	0.00	0	0.00	0	0.00	0.00	27	6,732,051.18
90 days	10	3,238,859.88	1	127,494.65	1	560,000.00	0	0.00	0.00	12	3,926,354.53
120 days	2	241,405.20	0	0.00	0	0.00	0	0.00	0.00	2	241,405.20
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	4,066	908,803,243.71	1	127,494.65	1	560,000.00	0	0.00	0.00	4,068	909,490,738.36
Current	96.73%	96.66%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.73%	96.66%
30 days	2.26%	2.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.26%	2.15%
60 days	0.66%	0.74%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.66%	0.74%
90 days	0.25%	0.36%	0.02%	0.01%	0.02%	0.06%	0.00%	0.00%	0.00%	0.29%	0.43%
120 days	0.05%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.03%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.95%	99.92%	0.02%	0.01%	0.02%	0.06%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	92	19,509,291.30	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.26%	2.15%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	27	6,732,051.18	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.66%	0.74%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	12	3,926,354.53	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.29%	0.43%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	2	241,405.20	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.05%	0.03%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * .... * (1-MDR_{n-1}) * (1-MDR_{n})]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**9,663,461.00**	**28,990,384.00**	**395,022.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
CLASS A-4 YMA RESERVE FUND	Wachovia Securities	0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-4 Yield Maintenance Agreement	Wachovia Securities	11/01/2010	0.00	0.00

Residential Accredit Loans Inc, 2006-QS8
November 27, 2006

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.00737083%	100.00000000%

	Ending Percentage
M-1	5.61765082%
M-2	1.63845727%
M-3	1.24832917%
Class M Total:	8.50443726%
B-1	0.78022390%
B-2	0.62417266%
B-3	0.62417114%
Class B Total:	2.02856770%

GMAC RFC

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans Inc., 2006-QS8
November 27, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	26,966,976.91
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	25,631.27
Total Deposits	26,992,608.18
Uses of Funds	Amount
Transfer to Certificate Account	26,952,420.74
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	40,187.44
Derivative Payment	N/A
Total Withdrawals	26,992,608.18
Ending Balance	0.00